UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the third quarter ended 31 March 2008
Harmony Gold Mining Company
Limited
PO Box 2
Randfontein
1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                 Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                     No X

QUARTERLY HIGHLIGHTS
■
Harmony announces Newcrest as PNG partner
■
Total cash operating cost down by 8.9%
■
Cash operating profit increased to R828 million
■
Headline earnings of 42 cents per share for continuing operations
■
Restructuring complete, benefits to flow
FINANCIAL SUMMARY FOR THE THIRD QUARTER ENDED 31 MARCH 2008
(All results exclude Discontinued Operations unless otherwise indicated)
Quarter
Quarter
Q-on-Q
Year to date
March 2008
December 2007
% change
2008
Gold produced
– kg
10 347
12 403
(16.6)
36 275
– oz
332 662
398 764
(16.6)
1 166 263
Cash costs
– R/kg
145 514
133 234
(9.2)
136 608
– $/oz
609
613
0.7
598
Cash operating profit
– Rm
828
450
84.0
1 594
– US$m
111
66
68.2
225
Basic earnings/(loss)
– SA c/s
41
(49)
183.7
(137)
– US c/s
6
(7)
185.7
(19)
Headline earnings/(loss)
– SA c/s
42
(43)
197.7
(32)
– US c/s
6
(6)
200.0
(5)
Fully diluted earnings/(loss)
– SA c/s
41
(48)
185.4
(136)
– US c/s
6
(7)
185.7
(19)
P

UNAUDITED FINANCIAL REVIEW FOR THE THIRD QUARTER
ENDED 31 MARCH 2008

P

Notes to the condensed consolidated financial statements for the quarter and nine months ended 31 March 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
28

CHIEF EXECUTIVE’S REVIEW
Harmony has been through another demanding and active quarter of streamlining our operations in line with our strategic objectives. Much has been accomplished in the last two quarters and I am pleased with our progress to date. The accomplishments are attributed primarily to the sustained commitment and teamwork of Harmony’s passionate leaders and hard-working people throughout the company.
Harmony’s internal leadership conference which was held over two days in March reinforced the elements of ‘Back to Basics’, which include production, safety, planning and reviewing, cost control and services. One of the most important aims of the conference is to spend quality time with the company’s leaders by exchanging and sharing of knowledge in a more inter-active and productive manner. The March conference facilitated both a keen understanding of the changing dynamics within
Harmony and assisted leaders to focus on positioning the company for the challenges and opportunities ahead. We have been through some pain, but I am confident that we have turned the corner and can begin to build on the new foundation.
To this end, we have commenced the rebuilding phase and over the ensuing months the company’s leaders will roll-out the business strategy to all the shaft teams. Through strategically focused safety and productivity targets, we will begin to reflect improvements in the critical areas of production, tonnes per man, grade, cost reduction, but more importantly, in R/kg.
To accelerate the rebuilding phase, changes have already been effected to Harmony’s mining structure with the elimination of coaches and the re-introduction of mine captains and shift bosses to improve production levels.
We have focused on our strategies of restructuring for profitability by shedding or closing high-cost operational areas and assets, and accelerating our underground and surface projects. Our restructuring has had sweeping implications for Harmony in that some of our high electricity consumption work-areas and high-cost operations have had to be closed and Conops terminated where it proved to be ineffective and inefficient. In this way, Harmony was able to absorb the 10% reduction in electricity supply because we were able to incorporate this challenge as another component of our restructuring efforts. However, we have submitted our request to Eskom for additional power that will be required by our projects as they begin to ramp-up to full capacity.
Over the past two quarters the company’s staff complement has been reduced by 5 985 employees. A reduction of
1 421 employees was evident in the March 2008 quarter. Noticeably the company’s restructuring phase has had a negative impact and consequences on productivity. The termination of Conops at three of our operations – Masimong during the
December 2007 quarter; Elandsrand and Tshepong during the March 2008 quarter – caused the SA underground tonnages and, to some extent, the grade to drop due to the reduction of the labour force and, in some instances, transferring labour to other operations.
External factors also played their part. Harmony’s operations experienced a loss of production due to this year’s lengthy
Christmas holiday period. The effects of a five-day power cut were felt and similarly when it was restored at 80% of our previous consumption and thereafter the resultant build-up phase from 80% to 90% power supply. This resulted in an estimated total loss of more than 800 kilograms from our operations.
Financials
Harmony’s operational performance from its continuing operations for the quarter under review was disappointing with
7.2% lower tonnages at 4 125 000 tonnes compared with 4 445 000 tonnes in the December quarter, resulting in a
16.6% decrease in kilograms produced of 10 347kg versus 12 403kg.
Total grade for the group was 10% lower at 2.51g/t, while the grade from our SA underground operations was recorded at
4.81g/t a 1.2% drop on the previous quarter. The company’s cash operating costs increased by 9.2% to R145 514/kg from
R133 234/kg.
It is pleasing to note that some of our restructuring efforts were evident in this quarter with the R147 million reduction in working costs. Total cash operating costs were down 8.9% to R1 506 million from R1 652 million.
A higher received gold price of US$944.40/oz and a weaker, thus more favourable, R/US$ exchange rate of R7.43/$ (R6.77/$)
resulted in higher revenues of R2.3 billion compared with R2.1 billion and a net profit of R164 million compared with a net loss of R195 million for the previous quarter. Headline earnings stood at 42 cents per share versus a loss of 43 cents per share for the December 2007 quarter.
P

IT Financial System
We have made progress over the last two quarters with re-implementing the IT financial system and the retraining of all employees related to the job has commenced. We have performed the necessary checks and balances and we are confident that we will have a clean “bill of health” at the end of this financial year.
Strengthening the balance sheet
We continued to forge ahead with our activities to create value, strengthen the company’s balance sheet and improve operational performance. Accordingly, we are determined to get all our operations on a sound footing with all operations profitable after taking capital expenditure into account. In our short-life operations we are considering ways of ext ended the life of mines. The operations have all the required infrastructure and we are considering options of increasing development capital.
The conditions precedent for the R1.9 billion transaction with Pamodzi Resources Fund are progressing smoothly and we are confident that these should be fulfilled by end of June 2008. Mr John Munro who has been appointed Chief Executive Officer of the newly named Rand Uranium Company commenced duties on 5 May 2008. We wish him every success with developing the new uranium entity into a world-class company in which we will hold a 40% stake.
On 17 January 2008, Harmony signed two separate transactions with African Precious Minerals (APM): in terms of the sale agreement APM would acquire 87% of Jeanette Gold Mines Limited for a purchase consideration of 1 500 000 ordinary
APM shares and 1 500 000 half warrants. The shares and warrants to be granted to Harmony are estimated at being worth
US$7.5 million (R52.5 million) and constitutes an 11% shareholding in APM. The second transaction entails two earn-in agreements for the Evander 6 shaft and Twistdraai assets in the Evander basin. These are subject to and conditional upon the fulfilment of significant conditions precedent by APM.
I believe that the earn-in agreement with APM is an excellent way of progressing our low priority projects to bankable feasibility stage in the current positive gold-price environment. In addition, the formation of strategic alliances with other companies allows us to optimise the use of our resources without placing additional pressure on our capital expenditure.
On 27 February 2008, Pamodzi Gold took full control of the Orkney assets following the fulfilment of all the conditions precedent. The R345 million purchase consideration for the assets was settled by the issuing of 30 million Pamodzi Gold shares, bringing Harmony’s shareholding in Pamodzi Gold to 32%.
Although our Papua New Guinea (PNG) transaction was executed in the fourth quarter of 2008, I believe it prudent to make mention of the fact that Harmony and Newcrest Mining Limited of Australia signed a 50:50% joint venture agreement on
22 April 2008 for the development of Harmony’s PNG assets.
Newcrest will earn its 50% interest in the new joint venture by contributing a maximum of US$525 million which will be paid in two tranches. An initial US$180 million payment to acquire a 30.01% interest by 30 June 2008, together with a reimbursement to Harmony of US$45 million in project expenditure, and a farm-in commitment for the remaining 19.99% of
US$300 million, to fund project expenditure up to the commencement of mining operations at Hidden Valley.
The introduction of a quality partner such as Newcrest with significant technical skills, particularly in copper mining and bulk underground mining techniques including block caving techniques will provide additional expertise to the existing Harmony team in PNG and will add to the development potential of the PNG assets.
For Harmony, the creation of this joint venture facilitates significant capital investment in the PNG assets and substantially removes Harmony’s obligation to continue funding the development of these assets entirely from our own cash flows.
A further announcement will be made on SENS and in the press as soon as the financial effects are finalised.
Class action
We have been made aware of a pending class action in the United States of America against Harmony whereby some ADR holders are seeking damages pertaining to the company’s business practices. We have retained legal professionals in that country to advise Harmony.
P

SAFETY AND HEALTH REPORT
■
Two million Fatality Injury Free Shifts at Harmony SA operations
■
Two shafts achieved one million Fatality Free Shifts
■
Joel Mine operated without a fatality for one year
Fatality injury rate (per million hours worked)
Group Safety
Every effort is being made by executives, senior management and shaft teams to intensify the group’s safety drive and their individual safety awareness. A group workshop on safety was held during the quarter and management teams all committed to a renewed drive to reduce accidents.
Bambanani’s swift and professional rescue operations saved at least two lives last month during the seismic event. During the quarter, Bambanani launched a new safety initiative termed “BIG MAC” to build on its current safety standards. The system is based on people involvement and non-negotiable unsafe behaviour practices.
A transformation safety campaign, known as Ho Lokisa, was launched at Masimong in April. The aim is to improve safety, encourage worker involvement, increase productivity and equip the workforce with business skills. Challenging safety and productivity targets have been set and if successful will have wider applications throughout the group.
Harmony experienced an improvement of 15.4% from the second quarter and progressively improved by 13.6% against the previous year in Fatality Injury Frequency Rate (FIFR) for the third quarter ended 31 March 2008. The graph above shows that the efforts of all our employees are bearing positive results.
The Lost Time Injury Frequency Rate (LTIFR) rate for the South African operations regressed by 6.1% from the second quarter and progressively improved by 11.9% in comparison with the previous year.
The Reportable Injury Frequency Rate (RFIR) improved by 6.9% from the second quarter and progressively improved by
16.2% compared to the previous year.
Six employees regretfully lost their lives during the course of duty on Harmony’s mines during the quarter under review.
Harmony’s management extends its condolences to the families of the deceased.
There were no lost time injuries at Hidden Valley and no medical treatment injuries.
There were positive safety accomplishments during the quarter; Harmony’s SA underground operations achieved two million
Fatality Injury Free Shifts. At both Harmony North and Harmony South Regions one million Fatality Free Shifts was achieved and admirably Joel Mine operated without a fatality for one year.
P

THE THIRD QUARTER ENDED 31 MARCH 2008 UNDER REVIEW
Harmony’s SA continuing underground operations, delivered a disappointing operational performance for the third quarter ended 31 March 2008. Negative impacts included lower production and kilograms produced and loss of production due to the
December holidays, the power outage and subsequent power build-up from 80% to the current 90%.
Tonnes Milled
All of the company’s continued underground operations posted lower tonnages for the 31 March 2008 quarter. Tonnages decreased by 15.8% to 1 934 000 tonnes compared with 2 297 000 tonnes previously, resulting in the 16.8% drop in gold production from 11 175 kg to 9 302 kg for the quarter under review. Besides the above cited reasons the termination of Conops at a further two of the company’s operations, the restructuring at Evander 7 and Bambanani and the 18 days suspension of production at Doornkop all contributed to the lower performance.
Recovery Grades
Recovery grades were steady to marginally down at 4.81g/t from 4.87g/t.
Cost Control
Cash costs were higher throughout the company with the exception of Masimong where costs were well contained during the quarter. Although cost control measures were applied, operating costs increased by 8.9% to R150 795/kg from R138 531/kg previously, all as a result of lower kilogram production.
The performance of the company is best highlighted in the following table:
Q-on-Q
March 2008 December 2007 % Variance
Production – kg 10 347 12 403 (16.6)
Production – oz 332 662 398 764 (16.6)
Revenue – R/kg 225 541 169 502 33.1
Revenue – US$/oz 944 779 21.2
Cash cost – R/kg 145 514 133 234 (9.2)
Cash cost – US$/oz 609 613 0.7
Exchange rate – USD/ZAR 7.43 6.77 (9.8)
Cash Operating Profit and Margin*
Q-on-Q
March 2008 December 2007 % Variance
Cash operating profit (Rm) 828 450 84.0
Cash operating profit margin (%) 35.5 21.4 65.9
*Continuing operations only
P

Quarter-on-quarter cash operating profit variance analysis (continuing operations)
Cash operating profit – December 2007
R449.8 million
– volume change
R(269.2) million
– working cost change
R147.0 million
– recovery grade change
R(78.6) million
– gold price change
R579.0 million
– net variance
R378.2 million
Cash operating profit – March 2008
R828.0 million
Analysis of earnings per share
Quarter ended
Quarter ended
Earnings per share (SA cents)
March 2008
December 2007
Cash earnings
207
113
Basic earnings/(loss)
41
(49)
Headline earnings/(loss)
42
(43)
Fully diluted earnings/(loss)
41
(48)
Reconciliation between basic earnings and headline loss
Quarter ended
Quarter ended
Headline earnings/(loss) per share (SA cents)
March 2008
December 2007
Basic earnings/(loss)
41
(49)
Profit on sale of property, plant and equipment
–
(7)
Provision for doubtful debt
1
13
Headline earnings/(loss)
42
(43)
P

CAPITAL EXPENDITURE (Continuing Operations)
Capital expenditure was 4.6% higher than last quarter due to increased activity at Hidden Valley, PNG. At the South African operations the only significant capital increase was the new ice plants for Phakisa.
Actual Actual
Operational Capex March 2008 December 2007
Rm Rm
South African operations 346 348
Total Operational Capex 346 348
Project Capex Capital
invested
to date
Rm Rm Rm
Doornkop South Reef 79 91 869
Elandsrand New Mine 28 22 778
Tshepong North Decline 6 17 284
Phakisa Shaft 62 55 782
Hidden Valley, PNG 324 275 1 381
Total Project Capex 499 460 4 094
Total Capex 845 808
QUARTERLY PROFIT COMPARISON FOR CONTINUING OPERATIONS
Operation Working profit (Rm) Variances (Rm)
March December
2008 2007 Variance Volume Grade Price Costs
Operations
SA underground operations 695.9 345.4 350.5 (275.2) (41.3) 521.6 145.4
Surface operations 132.1 104.4 27.7 6.0 (37.3) 57.4 1.6
International operations – – – – – – –
Total Harmony 828.0 449.8 378.2 (269.2) (78.6) 579.0 147.0
P

SA UNDERGROUND OPERATIONS (Continuing Operations)
Includes the following shafts: Tshepong, Phakisa, Doornkop, Elandsrand, Target, Masimong, Evander, Bambanani, Joel, Virginia
Operations.
Q-on-Q
March 2008 December 2007 % Variance
U/g tonnes milled (‘000) 1 934 2 297 (15.8)
U/g recovery grade (g/t) 4.81 4.87 (1.2)
U/g kilograms produced (kg) 9 302 11 175 (16.8)
U/g operating costs (R/kg) 150 795 138 531 (8.9)
U/g working costs (R/tonne) 725 674 (7.6)
Tshepong Mine
Production
Volumes were affected by loss of production as a result of five days of power constraints and the Christmas break.
Tonnes decreased from 388 000 to 326 000 quarter on quarter resulting in lower kilograms produced from 2 202kg to 1 991kg.
Tshepong’s grade improved from 5.68g/t to 6.11g/t. Total cash costs remained steady at R107 943/kg compared with
R107 616/kg for the previous quarter.
The termination of Conops at Tshepong caused a change in working arrangements and impacted on the volumes for the quarter.
Project overview
Sub 66 decline project is currently in a production build-up phase. The mining component of the project is scheduled to be complete by June 2008.
Poor ground conditions have delayed the equipping of 72 belt cross-cut. Additional secondary support crews have been placed in this area to increase the supporting rates. All major equipment has been procured and will require only the labour component to complete the belt cross-cut.
The secondary support in the chairlift decline will continue until July 2008. The chairlift will be installed in parts when the secondary support is completed. It is estimated that the chairlift will be in operation at the end of September 2008.
Annual Capex Profile
Table (Rm) 2003 2004 2005 2006 2007 2008 2009 Total
Actual Sunk 32.8 66.6 40.6 52.9 66.7 24.3 – 283.8
Forecast 7.8 – 7.8
Total 32.8 66.6 40.6 52.9 66.7 32.1 291.6
P

1st production
April 2007
Future milestones
■
Equipping of ore passes and 72 belt cross-cut
– March 2008
■
Bulk Air Cooler civil work completed
– May 2008
■
71 Level Access Development complete
– June 2008
■
Extensive secondary support programme in the chairlift decline
– July 2008
■
Chairlift operational
– September 2008
■
72 level dam pump station design to Sub 71 completion
– October 2008
■
Equipping of ore passes and 72 belt cross-cut complete
– December 2008
Phakisa
Production
At Phakisa volumes improved to 9 000 tonnes (6 000 tonnes) and gold production increased to 53kg from 18kg previously. This is primarily due to higher feed grade of 5.89g/t (3.0g/t). Lower cash costs of R108 811/kg (R200 722/kg) were achieved. Phakisa production originates from two areas, the low grade Nyala shaft and the high grade Phakisa shaft, both areas are in a build-
up phase with most of the development focused on the Phakisa shaft area.
Project overview
Access development metres advanced another 2% on the last quarter despite the season break and Eskom power outages.
The first ice plants arrived at Phakisa and will be commissioned in August 2008. This will address the ventilation issues in the current project.
Annual Capital expenditure profile
Table (Rm)
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
117
116
147
222
179
782
Forecast
53
68
32
152
Total
117
116
147
222
232
68
32
934
1st production
June 2008
Full production
August 2010
Future milestones
■
Commissioning of 55 level bulk air cooler
– April 2008
■
69 Level 1st raise line completion
– May 2008
■
Start First revenue on 69 level
– July 2008
■
Commissioning of first ice plant
– August 2008
■
Decline project completed
– April 2010
P

Doornkop
Production
Operational performance at Doornkop was negatively affected, mainly due to power disruptions and the suspension of all mining operations for 18 days to expedite the equipping of the man-cage compartments in the main shaft. This was necessitated to alleviate logistical problems on the South Reef operations. Production should return to normal build-up levels in the June quarter.
Tonnes milled were lower at 74 000 tonnes (122 000 tonnes) and 208 fewer kilograms of gold were produced. The recovered grade dropped from 3.21g/t to 2.49g/t for the third quarter due to lower grade achieved in the South Reef section and the
Kimberley section mining in the channel edge areas.
Total costs were significantly higher at R297 293/kg compared with R144 360/kg. This is ascribed to production volumes not achieved and labour on hold resulting from the revised production plan of the South Reef production horizons.
Project overview
There is a huge challenge to understand the geological model for the South Reef section and all indications currently indicate a sheet deposit and not a channelised deposit. This could indicate an overall lower grade for the South Reef section than was previously anticipated. The conventional Kimberley Reef section is nearing its end of life and currently mining is in the pay-shoot edges realising much lower grades than previously achieved. A full geological assessment is in progress.
Station development continues and access development also continued with 330m excavated. Secondary development is also underway on 192 & 197 levels with 388m achieved. Equipping of the loading station on 212 level is underway, as is the construction of the pump station and loading levels.
The updated schedule provides for the main shaft to be partially commissioned by June 2008. The main shaft will fully support the mining and development activities from this period onwards. The sub shaft will be decommissioned as a hoisting facility and converted to an up-cast ventilation shaft. Production will ramp-up over the next three years.
Annual Capital expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual Sunk
13
98
114
147
256
241
869
Forecast
74
278
91
60
503
Total
13
98
114
147
256
315
278
91
60
1 372
1st production
July 2007
Full production
March 2010
Future milestones
■
Main shaft partially commissioning
– June 2008
■
Rock winder engineering commissioning
– August 2008
■
Rock winder hoisting
– August 2008
P

Elandsrand
Production
Elandsrand made a significant improvement from the previous quarter’s low base. Tonnages mined increased by 127.7% from
94 000 to 214 000 tonnes resulting in an 85% production improvement to 1 065kg (576kg) albeit at a lower 4.98g/t compared with 6.13g/t previously.
Cash operating costs were lower at R158 494/kg (R231 705/kg). Among the contributory cost decrease factors were in stores, resulting from improved cost control actions implemented and a significant reduction in labour hire and contractors.
Project overview
The first 22 kV transformer was installed on 100 level and the cable installations were completed in March 2008. The cables that feed this transformer from surface, that were damaged in the shaft accident, were repaired during the quarter.
Commissioning from surface is expected to be completed in May 2008.
The installations of the 600mm chilled water feed and return columns, connecting the No. 2 and No. 3 service shafts on
105 level, are progressing slowly.
During the quarter, the following was accomplished: 115 level sub-station was commissioned; installation of the 102 L West side bulk air cooler progressed well; infrastructure development of the 100 level cooling dam chamber is being rehabilitated with additional support; 98 L condenser dam chamber was also re-supported and blasting operations at this site were started;
the pipe cross-cut on 100 L was completed and raise boring of the No. 3 centre hole was started. Access development on
113 level progressed well.
Annual Capital expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
35.6
107.0
106.2
105.5
96.1
119.6
113.7
94.6
778.3
Forecast
27.0
141.0
43.1
211.1
Total
35.6
107.0
106.2
105.5
96.1
119.6
113.7
121.6
141.0
43.1
989.4
Project Production
Tonnes Milled
% Split
Kilograms
% Split
Old Mine
101 077
47
556
45
New Mine
113 021
53
668
55
Total Mine
214 098
1 224
1st production
October 2003
Full production
June 2012
Future milestones
■
115 level main electrical sub-station commission
– February 2008
■
100 level 22 kV sub-station complete
– March 2008
■
115 level pump station commission
– June 2008
■
Access development on 113 level complete
– July 2008
■
No. 3 Service Shaft sub-bank, headgear and winder installation complete
– July 2008
P

Target Mine
Target recorded its worst production quarter in three years driven by an 19.0% drop in grade from 4.53% to 3.67%.
Volume was 3.8% down on last quarter from 160 000 tonnes to 154 000 tonnes, due to operational difficulties.
The underperformance is attributed to poor grade estimation, poor mining fragmentation and flooding issues, availability of belts system and breakdowns which affected tonnages from the massive stopes.
Costs were 41.3% higher quarter on quarter from R109 394/kg to R154 552/kg due to the above and an increase in labour to assist in skills shortages and reagent costs.
Masimong Mine
Tonnages at Masimong were down by 20.7% at 161 000 tonnes from 203 000 tonnes and accordingly gold production decreased by 14.9% to 770kg from 905kg.
Grade, however, improved by 7.2% from 4.46g/t to 4.78g/t.
Masimong achieved an impressive total cost reduction which lead to a 6.9% reduction in Rand per kilogram quarter on quarter from R180 355/kg to R167 839/kg.
Evander Operations
Tonnes milled at Evander decreased by 23.2% from 362 000 tonnes to 278 000 tonnes quarter on quarter. Contributory factors were the restructuring and closure of the upper pillar section at 7 shaft and constraints in the No. 2 decline area of 8 shaft due to poor environmental conditions.
Dilution from vamping and low production from stoping areas caused the delivered grade to deteriorate at Winkelhaak. Grade decreased by 10.1% to 5.40g/t.
Despite more stringent control on costs, operating costs increased by 23.1% to R143 107/kg from R116 291/kg.
Bambanani
Bambanani is the operation most affected by the Eskom power reduction. The shaft’s planned tonnages were reduced by about
50% when it was decided to close off the Sub Shaft’s South area. This changed Bambanani from a high tonnage lower grade producer to a low tonnage higher grade producer.
Tonnages for the March 2008 quarter were down by 47.5% to 157 000 tonnes from 299 000 tonnes and consequently a drop of 33.2% of gold produced to 1 066kg from 1 595 kg.
Grade was 27.4% higher quarter on quarter at 6.79g/t from 5.33g/t due to the higher grade areas mined in the new plan.
Operating costs were 12.4% higher from 141 056/kg to 158 595/kg. Benefits of the labour reduction and the improving grade should become evident in the June 2008 quarter.
Joel
Bad coiling occurred when the service rope to the North Shaft cage was changed in January causing loss of production. Eskom power disruptions caused tonnages to drop to 91 000 tonnes from 99 000 tonnes resulting in a 8.1% reduction in production of 418kg compared with 455kgs. Grade remained relatively flat at 4.59g/t compared to 4.60g/t.
Although stringent controls were introduced on overtime and stores, costs were higher at R164 821/kg compared to R154 963/kg.
P

Virginia Operations
St Helena, Harmony, Merriespruit, Unisel, Brand
Q-on-Q
March 2008 December 2007 % Variance
U/g tonnes milled (‘000) 470 564 (16.7)
U/g recovery grade (g/t) 3.60 3.78 (4.8)
U/g kilograms produced (kg) 1 690 2 131 (20.7)
U/g working costs (R/kg) 171 209 153 154 (11.8)
U/g working costs (R/tonne) 616 579 (6.4)
The Virginia operations produced an average performance for the quarter. Some of the negative factors affecting this quarter’s performance included ventilation problems, grade variations and incorrect mining mix with having to move to higher grade panels and ledging requirements.
Tonnages from the five operations decreased by 16.7% from 564 000 tonnes to 470 000 tonnes. Consequently kilograms produced were 20.7% lower at 1 690kg from 2 131kgs with a lower grade of 3.60g/t from 3.78g/t.
Costs were 11.8% higher at R171 209/kg compared to R153 154/kg.
P

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SOUTH AFRICAN SURFACE OPERATIONS
Kalgold, Phoenix, Free Gold surface and Target surface
Q-on-Q
March 2008 December 2007 % Variance
Surface tonnes milled (‘000) 2 191 2 148 (2.0)
Surface recovery grade (g/t) 0.48 0.57 (15.8)
Kilograms produced (kg) 1 045 1 228 (14.9)
Working costs (R/kg) 98 504 85 031 (15.8)
Working costs (R/tonne) 47 49 4.1
Kalgold
Kalgold receives its electricity from the local domestic grid, consequently tonnage was negatively affected by load shedding and two major plant breakdowns. This resulted in a total of 261 hours of production being lost during the quarter. Discussions with Eskom are ongoing to supply uninterrupted electricity to Kalgold.
Tonnes milled were 7.6% down at 389 000 tonnes from 421 000 tonnes. The D-zone is nearing the end of its life and lower grade is anticipated going forward. Grade was 8.3% down from 2.04g/t to 1.87g/t. Kalgold produced 130 kilograms less gold, a 15.2% decrease, on the previous quarter. Costs increased by 18.6% to R97 636/kg.
Project Phoenix
The slime plant was the least disrupted during the Eskom outages as these operations were not stopped. Tonnes were only down by 2% at 1.591 million tonnes mainly due to the seasonal break, but still above the feasibility planned tonnes of
1.500 million per quarter.
Lower grade of 0.13g/t compared with 0.17g/t was delivered. Variations in these values could occur as dams were formed over long periods involving different material and methods over the years.
Operating costs were up by 6.0% to R94 197/kg from R88 873/kg.

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INTERNATIONAL OPERATIONS
Hidden Valley
Project overview
As previously reported, the critical items that continue to drive the completion date for the Hidden Valley project are the manufacture of the SAG mill and the design, manufacture and erection of the overland conveyor. Meetings were held in Europe with the German manufacturers of the SAG mill and overland conveyor. Final design activities have started for the overland conveyor following survey of the cleared route and priority is being given to these activities. The current master schedule is being maintained for first ore to be milled in March 2009.
Project engineering design is 83% complete and approximately 81% of process equipment ordered. Structural steelwork drawings for the plant are being received from the contractor and preparation of the electrical and instrumentation contract documents is nearing completion.
Geotechnical consultants continue to provide recommendations for the design of foundations for the plant and buildings.
The Kaveroi resource drilling was completed during March with a final block model to be released at the end of April.
Preliminary indications are that 584 000 oz will be converted from resource to reserve.
The Kaveroi drilling program has also confirmed the grade and continuity of the resource at depth as well as outlining a previously unmodelled enrichment zone with elevated gold and silver grades at the contact of the grano-diorite and the overlying meta-sediments. This manganese rich upper lode has good continuity from section to section and is closer to surface than previously modelled Kaveroi ore zones.
Annual Capex Expenditure profile: (Construction Capital: Cash Flow)
Table (A$m) 2006 2007 2008 2009 2010 2011 2012 2013 Total
Actual Sunk 20 90 121* 231
Forecast 72 196^ 268
Total 20 90 193 196 499
* Includes A$28m for Rio Tinto Royalty Buy-out.
^ As part of the JVA signed with Newcrest Mining Limited “(“Newcrest”), refer to the joint announcement made on the 22 April 2008 as published on Harmony’s website, Newcrest will fund the remaining capital spend on the Hidden Valley project and US$45 million in project expenditure relating to the period 1
January 2008 to 30 June 2008. Refer Note 11 on page 33.
1st production
March 2009
Full production
June 2009

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EXPLORATION
Wafi/Golpu
Project Overview
The Wafi pre-feasibility study combining the Golpu copper gold resource with the Wafi Link Zone and NRG1 gold resources was reviewed during the quarter and no fatal flaws were identified. A definitive feasibility study on the Golpu copper-gold project was said to be justified.
Golpu is the largest copper resource target with more than four times the net revenue potential than the Wafi gold resources.
Although the gold resources remain of interest, it is the Golpu project that requires an exploratory decline to determine vital underground mining geotechnical criteria to complete the feasibility.
Test work on Alkaline Sulphide Leaching (ASL) of Golpu concentrate is in progress. Arsenic leach testing continued during the quarter, to establish if arsenic levels in copper concentrate can be economically reduced and the recovered arsenic suitably and safely disposed of. Reducing the arsenic levels in copper will enable significantly more ore extraction from the Golpu deposit.
On 22 April 2008, Harmony and Newcrest entered into a joint venture agreement. Future feasibility studies will be delayed until the partnership is fully functional.
Exploration results and programme
Nambonga North
Significant gold-copper intercepts in mineralised, stock work veined meta-sediments and diorite porphyry have been obtained on consecutive sections over 240m of strike at Nambonga North. Mineralisation remains open through the grid along strike, and at depth. Recent results, together with those reported last quarter are particularly encouraging for the size potential of the system.
Results received during the quarter included:
■
WR268:
30m @ 1.42 g/t Au, 0.37% Cu, from 276m
■
WR270:
117m @ 0.73 g/t Au, 0.23% Cu, from 242m
A number of intercepts of polymetallic (Au-Zn-Ag-Pb) massive sulphide mineralisation were also encountered peripheral to the porphyry Au-Cu vein stockwork. New results received during the report period include:
■
WR269:
12m @ 2.87 g/t Au, 4.9% Zn, 0.8% Pb,10.6 g/t Ag from 156m
Significantly, WR 272 intersected mineralised diorite porphyry on the 80m step-out section north of the discovery holes WR262 and WR264. The mineralised porphyry remains open to the north off the grid.
Other prospects
Access to explore high priority Porphyry Cu-Au and epithermal targets with multi-million ounce potential has been granted by the local landowners.
Regional exploration east of the Kerimenge Prospect, where no previous exploration work has been done before, returned significant surface trench results.

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DISCONTINUED OPERATIONS
Orkney
On 27 February 2008, Pamodzi Gold took full control of the Orkney assets following the fulfilment of all the conditions precedent which resulted in Harmony owning 32% and making it an associate company. Harmony will in future incorporate its attribution portion of Pamodzi’s profits and losses.
Australia
The Australian operations contributed 56 kilograms of gold in January as their final production from Mt Magnet. Mt Magnet has been placed under care and maintenance and in a safe and responsible manner. The Australian-based Monarch Gold Mining
Company has taken over operating responsibility.
Randfontein Operations
Tonnages milled at the Cooke shafts of the Randfontein operations decreased by 10.1% from 308 000 tonnes to
277 000 tonnes for the quarter.
Gold production also dropped by 15.9% to 1 354kg from 1 610kg while yields reflected a 6.5% decrease at 4.89g/t from 5.23g/t.
The reduction in the kilograms produced for the quarter is ascribed to a lower face grade, stoping sections intersecting geological structures and changes in the mining mix from lower VCR production. In addition, Christmas holidays caused delays in opening up of two scheduled high-grade pillars.
Cash operating costs were 12% higher at R136 157/kg versus R121 625/kg. Additional overtime shifts were introduced in an effort to reduce the impact of the power shutdown.

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UNAUDITED FINANCIAL REVIEW FOR THE THIRD QUARTER
ENDED 31 MARCH 2008

P 20 P 21
OPERATING RESULTS – CONTINUING OPERATIONS (Rand/Metric)
Underground production – South Africa Surface production – South Africa International production
Total SA South Total
Doorn- Elands- Evander Virgina Under- Kalgold Project Other Total SA African Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Bambanani Joel Operations ground Surface Phoenix Surface Surface Total PNG national Total
Ore milled – t’000 Mar-08 326 9 74 214 154 161 278 157 91 470 1 934 389 1 591 211 2 191 4 125 – – 4 125
Dec-07 388 6 122 94 160 203 362 299 99 564 2 297 421 1 623 104 2 148 4 445 – – 4 445
Gold Produced – kg Mar-08 1 991 53 184 1 065 565 770 1 500 1 066 418 1 690 9 302 728 213 104 1 045 10 347 – – 10 347
Dec-07 2 202 18 392 576 725 905 2 176 1 595 455 2 131 11 175 858 268 102 1 228 12 403 – – 12 403
Yield – g/tonne Mar-08 6.11 5.89 2.49 4.98 3.67 4.78 5.40 6.79 4.59 3.60 4.81 1.87 0.13 0.49 0.48 2.51 – – 2.51
Dec-07 5.68 3.00 3.21 6.13 4.53 4.46 6.01 5.33 4.60 3.78 4.87 2.04 0.17 0.98 0.57 2.79 – – 2.79
Cash Operating Costs – R/kg Mar-08 107 943 108 811 297 293 158 494 154 552 167 839 143 107 158 595 164 821 171 209 150 795 97 636 94 197 113 404 98 504 145 514 – – 145 514
Dec-07 107 616 200 722 144 360 231 705 109 394 180 355 116 291 141 056 154 963 153 154 138 531 82 341 88 873 97 559 85 031 133 234 – – 133 234
Cash Operating Costs – R/tonne Mar-08 659 641 739 789 567 803 772 1 077 757 616 725 183 13 56 47 365 – – 365
Dec-07 611 602 464 1 420 496 804 699 752 712 579 674 168 15 96 49 372 – – 372
Working Revenue (R’000) Mar-08 444 818 11 835 42 519 245 789 125 572 173 674 341 845 234 233 95 065 383 269 2 098 619 162 831 48 593 23 631 235 055 2 333 674 – – 2 333 674
Dec-07 371 921 2 981 67 889 98 321 122 333 154 848 363 129 269 653 77 485 364 957 1 893 517 145 511 45 675 17 628 208 814 2 102 331 – – 2 102 331
Cash Operating Costs (R’000) Mar-08 214 915 5 767 54 702 168 796 87 322 129 236 214 660 169 062 68 895 289 343 1 402 698 71 079 20 064 11 794 102 937 1 505 635 – – 1 505 635
Dec-07 236 971 3 613 56 589 133 462 79 311 163 221 253 049 224 985 70 508 326 372 1 548 081 70 649 23 818 9 951 104 418 1 652 499 – – 1 652 499
Cash Operating Profit (R’000) Mar-08 229 903 6 068 (12 183) 76 993 38 250 44 438 127 185 65 171 26 170 93 926 695 921 91 752 28 529 11 837 132 118 828 039 – – 828 039
Dec-07 134 950 (632) 11 300 (35 141) 43 022 (8 373) 110 080 44 668 6 977 38 585 345 436 74 862 21 857 7 677 104 396 449 832 – – 449 832
Capital Expenditure (R’000) Mar-08 43 137 73 207 83 518 83 221 81 434 25 272 53 291 21 502 8 392 28 594 501 568 903 354 18 185 19 442 521 010 324 228 324 228 845 238
Dec-07 50 009 60 520 93 926 56 350 49 671 32 466 63 306 38 450 10 305 38 949 493 952 2 030 2 375 34 746 39 151 533 103 274 832 274 832 807 935
Evander operations – Evander 5, Evander 7 and Evander 8
Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

P 22 P 23
OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (Rand/Metric)
Underground production – South Africa Surface production – South Africa International production
Rand- Virgina Total SA Cooke South Total
Doorn- Elands- Evander fontein Bamba- Opera- Under- Kalgold Project plant Other Total SA Africa Inter- Harmony
Tshepong Phakisa kop rand Target MasimongOperationsOperations nani Joel tions St Helena ARMgold ground Surface Phoenix Operations Surface Surface Total   Australia PNG national Total
Ore milled – t’000 Mar-08 326 9 74 214 154 161 278 277 157 91 470 – 108 2 319 389 1 591 645 211 2 836 5 155 34 – 34 5 189
Dec-07 388 6 122 94 160 203 362 308 299 99 564 25 212 2 842 421 1 623 659 104 2 807 5 649 603 – 603 6 252
Gold Produced – kg Mar-08 1 991 53 184 1 065 565 770 1 500 1 354 1 066 418 1 690 – 300 10 956 728 213 275 104 1 320 12 276 56 – 56 12 332
Dec-07 2 202 18 392 576 725 905 2 176 1 610 1 595 455 2 131 84 741 13 610 858 268 308 102 1 536 15 146 1 946 – 1 946 17 092
Yield – g/tonne Mar-08 6.11 5.89 2.49 4.98 3.67 4.78 5.40 4.89 6.79 4.59 3.60 0.00 2.78 4.72 1.87 0.13 0.43 0.49 0.47 2.38 1.65 – 1.65 2.38
Dec-07 5.68 3.00 3.21 6.13 4.53 4.46 6.01 5.23 5.33 4.60 3.78 3.36 3.50 4.79 2.04 0.17 0.47 0.98 0.55 2.68 3.23 – 3.23 2.73
Cash Operating Costs – R/kg Mar-08 107 943 108 811 297 293 158 494 154 552 167 839 143 107 136 157 158 595 164 821 171 209 – 321 143 154 695 97 636 94 197 142 822 113 404 107 737 149 646 510 875 – 510 875 151 286
Dec-07 107 616 200 722 144 360 231 705 109 394 180 355 116 291 121 625 141 056 154 963 153 154 420 821 182 009 140 640 82 341 88 873 113 390 97 559 90 717 135 578 98 719 – 98 719 131 381
Cash Operating Costs – R/tonne Mar-08 659 641 739 789 567 803 772 666 1 077 757 616 – 892 731 183 13 61 56 50 356 841 – 841 360
Dec-07 611 602 464 1 420 496 804 699 636 752 712 579 1 414 636 674 168 15 53 96 50 364 319 – 319 359
Working Revenue (R’000) Mar-08 444 818 11 835 42 519 245 789 125 572 173 674 341 845 312 068 234 233 95 065 383 269 26 68 682 2 479 395 162 831 48 593 62 497 23 631 297 552 2 776 947 29 815 – 29 815 2 806 762
Dec-07 371 921 2 981 67 889 98 321 122 333 154 848 363 129 279 270 269 653 77 485 364 957 13 881 128 053 2 314 721 145 511 45 675 52 652 17 628 261 466 2 576 187 324 424 – 324 424 2 900 611
Cash Operating Costs (R’000) Mar-08 214 915 5 767 54 702 168 796 87 322 129 236 214 660 184 357 169 062 68 895 289 343 11 445 96 343 1 694 843 71 079 20 064 39 276 11 794 142 213 1 837 056 28 609 – 28 609 1 865 665
Dec-07 236 971 3 613 56 589 133 462 79 311 163 221 253 049 195 816 224 985 70 508 326 372 35 349 134 869 1 914 115 70 649 23 818 34 924 9 951 139 342 2 053 457 192 107 – 192 107 2 245 564
Cash Operating Profit (R’000) Mar-08 229 903 6 068 (12 183) 76 993 38 250 44 438 127 185 127 711 65 171 26 170 93 926 (11 419) (27 661) 784 552 91 752 28 529 23 221 11 837 155 339 939 891 1 206 – 1 206 941 097
Dec-07 134 950 (632) 11 300 (35 141) 43 022 (8 373) 110 080 83 454 44 668 6 977 38 585 (21 468) (6 816) 400 606 74 862 21 857 17 728 7 677 122 124 522 730 132 317 – 132 317 655 047
Capital Expenditure (R’000) Mar-08 43 137 73 207 83 518 83 221 81 434 25 272 53 291 40 119 21 502 8 392 28 594 167 (8) 541 846 903 354 1 886 18 185 21 328 563 174 61 324 228 324 289 887 463
Dec-07 50 009 60 520 93 926 56 350 49 671 32 466 63 306 35 187 38 450 10 305 38 949 834 977 530 950 2 030 2 375 573 34 746 39 724 570 674 28 095 274 832 302 927 873 601
Evander operations – Evander 5, Evander 7 and Evander 8
Randfontein operations – Cooke 1, Cooke 2 and Cooke 3
Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

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CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (Rand)
Quarter ended Nine months ended
March December March March March
Notes 2008 2007 2007 2008 2007
* *
R million
R million
R million
R million
R million
Continuing operations
Revenue
2 334 2 102 2 082 6 549 6 085
Production cost (1 506) (1 652) (1 338) (4 955) (4 073)
Amortisation and depreciation (190) (228) (189) (617) (539)
Corporate expenditure (55) (68) (44) (196) (161)
Exploration expenditure (55) (42) (25) (142) (111)
Care and maintenance costs of restructured shafts (24) (10) (10) (42) (42)
Employment termination and restructuring costs 2 (86) (75) – (162) –
Share based compensation (4) (9) (14) (23) (36)
Gain/(loss) on financial instruments 5 (14) (24) (5) 12
Provision for doubtful debt (5) (75) – (80) –
Other (expenses)/income – net (15) (6) 24 (42) 95
Operating profit/(loss) 399 (77) 462 285 1 230
Loss from associates (10) – – (10) (18)
Mark-to-market of listed investments – – 29 33 81
Profit/(loss) on sale of listed investments 6 – – 1 (459) 1
Profit on sale of investment in associate – – – – 236
Investment income 54 74 31 194 102
Finance cost (123) (138) (101) (383) (283)
Profit/(loss) before taxation 320 (141) 422 (340) 1 349
Taxation (156) (54) (107) (207) (342)
Net profit/(loss) from continuing operations 164 (195) 315 (547) 1 007
Discontinued operations 3
Profit/(loss) from discontinued operations 85 226 (67) 289 (6)
Profit/(loss) on the sale of assets 100 (51) – 28 –
(Loss)/profit from measurement to
fair value less cost to sell
(4) 66 – 55 –
Net profit/(loss) 345 46 248 (175) 1 001
Earnings/(loss) per share from continuing operations
attributable to the equity holders of the company
during the year (cents)
4
– Basic earnings/(loss) 41 (49) 79 (137) 253
– Headline earnings/(loss) 42 (43) 78 (32) 175
– Fully diluted earnings/(loss) 41 (48) 78 (136) 250
Earnings/(loss) per share from discontinuing
operations attributable to the equity holders
of the company during the year (cents)
4
– Basic earnings/(loss) 45 60 (17) 93 (2)
– Headline earnings/(loss) 21 57 (19) 67 (4)
– Fully diluted earnings/(loss) 45 59 (17) 92 (1)
Total earnings/(loss) per share from all
operations attributable to the equity holders
of the company during the year (cents)
4
– Basic earnings/(loss) 86 11 62 (44) 251
– Headline earnings 63 14 59 35 171
– Fully diluted earnings/(loss) 86 11 61 (44) 249
* The comparative figures were adjusted to exclude further discontinued operations and interest capitalised, but not adjusted for approximately R250 million in cost, relating to the March 2007 quarter that was only captured in the June 2007 quarter, as previously reported.

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CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At At At
March December June
2008 2007 2007
Notes
(Unaudited)
(Reviewed)
(Audited)
R million
R million
R million
Assets
Non-current assets
Property, plant and equipment
26 407 25 133 24 506
Intangible assets 5 2 477 2 307 2 307
Restricted cash 80 81 5
Investments in financial assets 6 1 413 1 402 1 387
Investments in associates 7 341 7 7
Deferred income tax 2 711 2 462 2 321
Trade and other receivables 7 39 95
33 436 31 431 30 628
Current assets
Inventories
654 709 742
Investments in financial assets 6 – – 2 484
Trade and other receivables 993 851 918
Income and mining taxes 58 41 66
Restricted cash – – 274
Cash and cash equivalents 346 425 711
2 051 2 026 5 195
Non-current assets classified as held for sale 3 1 716 2 001 1 284
3 767 4 027 6 479
Total assets 37 203 35 458 37 107
Equity and liabilities
Share capital and reserves
Share capital
5 25 866 25 677 25 636
Other reserves 731 84 (349)
Accumulated loss (1 779) (2 124) (1 604)
24 818 23 637 23 683
Non-current liabilities
Borrowings
8 1 918 1 878 1 743
Deferred income tax 5 310 5 191 5 031
Provisions for other liabilities and charges 1 078 1 082 1 216
8 306 8 151 7 990
Current liabilities
Trade and other payables
722 686 1 488
Income and mining taxes 195 73 50
Provisions and accrued liabilities 261 222 267
Borrowings 8 2 009 1 995 2 855
Bank overdraft – – 220
Shareholders for dividends 6 7 7
3 193 2 983 4 887
Liabilities directly associated with non-current assets
classified as held for sale
3 886 687 547
4 079 3 670 5 434
Total equity and liabilities 37 203 35 458 37 107
Number of ordinary shares in issue 402 818 020 400 196 978 399 608 384
Net asset value per share (cents) 6 161 5 906 5 927
The accompanying notes are an integral part of these condensed consolidated financials statements.

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (Rand)
Issued share
Other     Accumulated
capital reserves loss Total
R million
R million
R million
R million
Balance – 30 June 2007 (as previously reported) 25 636 (349) (1 681) 23 606
Change in accounting policy for the capitalisation
of interest on assets under construction
– – 77 77
Balance – 30 June 2007 (restated) 25 636 (349) (1 604) 23 683
Issue of share capital 230 – – 230
Currency translation adjustment and other – 1 080 – 1 080
Net loss – – (175) (175)
Balance as at 31 March 2008 25 866 731 (1 779) 24 818
Balance – 30 June 2006 (as previously reported) 25 489 (271) (2 015) 23 203
Change in accounting policy for the capitalisation
of interest on assets under construction
– – 48 48
Balance – 30 June 2006 (restated) 25 489 (271) (1 967) 23 251
Issue of share capital 101 – – 101
Currency translation adjustment and other – 192 – 192
Net profit – – 1 001 1 001
Balance as at 31 March 2007 25 590 (79) (966) 24 545

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (Rand)
Three months ended Nine months ended
March December March March
Notes 2008 2007 2008 2007
R million
R million
R million
R million
Cash flow from operating activities
Cash generated/(utilised) by operations
794 (376) 472 1 469
Interest and dividends received 64 76 209 117
Interest paid (123) (118) (300) (143)
Income and mining taxes paid (41) (9) (62) (3)
Cash generated/(utilised) by operating activities 694 (427) 319 1 440
Cash flow from investing activities
Decrease/(increase) in restricted cash
20 (71) 223 –
Net proceeds on disposal of listed investments – – 1 310 229
Net additions to property, plant and equipment (884) (734) (2 451) (1 765)
Other investing activities 6 65 20 (66)
Cash utilised by investing activities (858) (740) (898) (1 602)
Cash flow from financing activities
Long-term loans raised
– 10 2 098 151
Long-term loans repaid (6) – (1 808) –
Ordinary shares issued – net of expenses 40 5 64 101
Cash generated by financing activities 34 15 354 252
Foreign currency translation adjustments 43 16 79 (11)
Net (decrease)/increase in cash and equivalents (87) (1 136) (146) 79
Cash and equivalents – beginning of period 435 1 571 494 906
Cash and equivalents – end of period 9 348 435 348 985

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
QUARTER AND NINE MONTHS ENDED 31 MARCH 2008
1. Accounting policies
(a)    Basis of accounting
The condensed consolidated interim financial statements for the period ended 31 March 2008 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2007.
New accounting standards and IFRIC interpretations
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.
At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:
Title Effective date
New Statement
•   IFRS 8 Operating Segments
^
Financial year commencing on or after 1 January 2009
Amendments
•   IAS 1 (Revised) – Presentation of
^
Financial year commencing on or after 1 January 2009
Financial Statements Revised
•   IAS 27 (Revised) – Consolidated and Separate
#   Financial year commencing on or after 1 July 2009
Financial Statements
•   IAS 32 (Revised) – Financial Instruments: Presentation
#   Financial year commencing on or after 1 January 2009
•   IFRS 2 (Revised) – Share-based Payments
#   Financial year commencing on or after 1 January 2009
•   IFRS 3 (Revised) – Business Combinations
#   Financial year commencing on or after 1 July 2009
New Interpretation
•   IFRIC 12 – Service Concession Arrangements
*   Financial year commencing on or after 1 January 2008
•   IFRIC 13 – Customer Loyalty Programmes
*   Financial year commencing on or after 1 July 2008
•   IFRIC 14 – IAS 19 The Limit on a Defined Benefit Asset,
#   Financial year commencing on or after 1 January 2008
Minimum Funding Requirements and their Interactions
^   Affects disclosure
*   Will not impact materially
#   Not yet assessed

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(b)   Implementation of accounting policy
IAS 23 (Revised) – Borrowing Costs: The company early adopted IAS 23 (Revised) – Borrowing Costs, retrospectively as of 1 July 2000, which requires that management capitalise borrowing costs directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use.
The impact of this adjustment was as follows:
Quarter ended Nine months ended
March December March March March
2008 2007 2007 2008 2007
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
R million
R million
R million
R million
R million
Effect on net loss:
Decrease in interest expense 11 22 5 40 14
Income tax (3) (7) (1) (12) (4)
Decrease in net loss 8 15 4 28 10
Effect on opening accumulated loss:
Decrease in interest expense 137 115 80 108 68
Income tax (40) (33) (23) (31) (20)
Decrease in accumulated loss 97 82 57 77 48
The borrowing costs are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.
All other borrowing costs are dealt with in income in the period in which they are incurred.
2. Employment termination and restructuring costs
During the December 2007 quarter, a voluntary retrenchment process was commenced due to the decision to decentralise services.
3. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), have been presented as held for sale on 30 June 2007.
On 6 December 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of R51 million and the assets were derecognised.
On 27 February 2008, the sale relating to the Orkney operations (operations in the Northwest area) was concluded at a profit, net of tax, of R99 million and the assets were derecognised.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group’s management on
16 October 2007.
Underground operations at St Helena shaft were ceased during November 2007 and was classified as a discontinued
operation.
The comparative results have been restated due to these reclassifications.

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4. Earnings/(loss) per share
Earnings/(loss) per share is calculated on the weighted average number of shares in issue for the quarter ended
31 March 2008: 400.7 million (31 December 2007: 399.8 million, 31 March 2007: 398.4 million) and the nine months ended 31 March 2008: 400.0 million (31 March 2007: 397.7 million).
The fully diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the quarter ended 31 March 2008: 403.5 million (31 December 2007: 402.1 million, 31 March 2007: 403.3 million) and the nine months ended 31 March 2008: 402.5 million (31 March 2007: 402.8 million). The effect of the share options is anti-dilutive.
Quarter ended Nine months ended
March December March March March
2008 2007 2007 2008 2007
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
Total earnings/(loss) per share (cents):
Basic earnings/(loss) 86 11 62 (44) 251
Headline earnings 63 14 59 35 171
Fully diluted earnings/(loss) 86 11 61 (44) 249
R million
R million
R million
R million
R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss) 164 (195) 315 (547) 1 007
Adjusted for:
Profit on sale of property, plant and equipment (1) (29) (4) (28) (90)
(Profit)/loss on sale of listed investment (Gold Fields) – – (1) 392 (1)
Profit on sale of associate (Western Areas) – – – – (220)
Provision for doubtful debt 4 53 – 57 –
Headline profit/(loss) 167 (171) 310 (126) 696
Discontinued operations
Net profit/(loss) 181 241 (67) 372 (6)
Adjusted for:
(Profit)/loss on sale of property,
plant and equipment (100) 51 – (49) –
Profit on sale of investments – – (9) – (10)
Impairment of assets/(reversal of impairment) 4 (66) – (55) –
Headline profit/(loss) 85 226 (76) 268 (16)
Total headline profit 252 55 234 142 680

P

5. Intangible assets
On 28 March 2007, Harmony announced that it had concluded negotiations with Rio Tinto Limited (“Rio Tinto”) in terms of which the parties have agreed that Harmony purchase the Rio Tinto rights under the royalty agreement, which was entered into prior to the acquisition by Harmony of the Hidden Valley and Kerimenge deposits in Papua New Guinea.
In terms of the royalty agreement Rio Tinto had the rights to receive a portion of between 2% and 3.5% of future ounces produced by the Hidden Valley mine in Papua New Guinea.
The transaction between Harmony and Rio Tinto concluded on the 21 March 2008.
The consideration paid by Harmony to Rio Tinto amounted to US$22.5 million and was settled as follows:
•   The equivalent US$20 million in new ordinary shares of Harmony Gold Mining Company Limited, issued as fully paid-up; and
•   The balance of US$2.5 million paid in cash.
6. Investment in financial assets
March December June
2008 2007 2007
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
Current
Investment in African Rainbow Minerals Limited (see note 7) – – 1 051
Investment in Gold Fields Limited * – – 1 433
– – 2 484
Non-current
Environmental Trust Funds 1 271 1 233 1 332
Other 142 169 55
1 413 1 402 3 871
* During the September 2007 quarter Harmony sold all of its remaining Gold Fields Limited (GFI) shares for a loss of R459 million.
7. Investment in associate
On 27 February 2008, Pamodzi Gold Limited (“Pamodzi”) bought the Orkney operations from the Harmony Group for a consideration of 30 000 000 Pamodzi shares. This resulted in Harmony Gold Mining Company owning 32.4% of Pamodzi.
On 31 March 2008 the book value for the investment was R335.5 million.

P

8. Borrowings
March December June
2008 2007 2007
(Unaudited)
(Reviewed)
(Audited)
R million
R million
R million
Unsecured long-term borrowings
Convertible unsecured fixed rate bonds
1 605 1 583 1 541
Africa Vanguard Resources (Proprietary) Limited 32 32 32
1 637 1 615 1 573
Less: Short-term portion
– – –
Total unsecured long-term borrowings 1 637 1 615 1 573
Secured long-term borrowings
Westpac Bank Limited*
119 100 2
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited) 188 181 170
ARM Empowerment Trust 1 (Nedbank Limited)** – – 450
ARM Empowerment Trust 2 (Nedbank Limited)** – – 601
Rand Merchant Bank – – 1 802
Nedbank Limited 2 000 2 000 –
Less: Transaction costs
(17) (23) –
2 290 2 258 3 025
Less: Short-term portion
(2 009) (1 995) (2 855)
Total unsecured long-term borrowings 281 263 170
Total long-term borrowings 1 918 1 878 1 743
* The lease was entered into for the purchase of mining fleet to be used on the Hidden Valley project.
** The guarantees relating to the Nedbank loans were cancelled on 28 September 2007 and consequently Harmony has no further obligations to Nedbank.
The ARM investment and associated Nedbank loans were derecognised from this date.
The future minimum lease payments are as follows:
March December June
2008 2007 2007
(Unaudited)
(Reviewed)
(Audited)
R million
R million
R million
Due within one year 27 26 –
Due between one and five years 102 97 –
129 123 –
9. Cash and cash equivalents
Comprises of:
March December March
2008 2007 2007
(Unaudited)
(Reviewed)
R million
R million
R million
Continuing operations 346 425 985
Discontinued operations 2 10 –
Total cash and cash equivalents 348 435 985

P

10.   Commitments and Contingencies
March December June
2008 2007 2007
(Unaudited)
(Reviewed)
(Audited)
R million
R million
R million
Capital expenditure commitments
Contracts for capital expenditure 1 191 819 352
Authorised by the directors but not contracted for 1 422 1 987 1 881
2 613 2 806 2 233
This expenditure will be financed from existing resources
and where appropriate, borrowings.
Contingent liabilities
Guarantees and suretyships 18 18 18
Environmental guarantees 173 152 129
191 170 147
11.   Subsequent events
Contingent liability
On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (“ADRs”). Harmony has retained legal counsel, who will advise
Harmony on further developments in the U.S.
Papua New Guinea (PNG) assets
On 22 April 2008, Harmony Gold Mining Company Limited (“Harmony”) announced that they had signed an agreement with Newcrest Mining Limited (“Newcrest”), which allows Newcrest to earn a 50% interest in Harmony’s Papua New
Guinea (PNG) gold assets. Newcrest will earn its 50% interest in the new joint venture by contributing a maximum of
US$525 million.
The commitment will be in two stages: (i) an initial US$180 million payment to acquire a 30.01% interest by 30 June 2008, together with a reimbursement to Harmony of US$45 million in project expenditure and (ii) a farm-in commitment for the remaining 19.99% of approximately US$300 million, to fund project expenditure up to the commencement of mining operations at Hidden Valley.
A further announcement will be made on SENS and in the press as soon as the financial effects are finalised. Accordingly,
Harmony shareholders are advised to exercise caution when trading in their securities until such time as a further announcement is made.
12.   Segment report
The primary reporting format of the company is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the condensed consolidated financial statements.

P 34
DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2008 (Rand/Metric)
Cash
Cash
Continuing
operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled     Grade
Cost
South Africa
R million
R million
R million
R million
t’000
R/kg
Tshepong
1 183
697
486
145
6 538
1 100
5.94
106 539
Phakisa
15
9
6
196
71
15
4.73
132 113
Doornkop
181
174
7
249
1 030
322
3.20
169 408
Elandsrand
617
543
74
223
3 394
597
5.69
159 980
Target
354
257
97
165
1 978
464
4.26
130 117
Masimong
500
483
17
88
2 771
605
4.58
174 347
Evander Operations
Evander 5
277
197
80
30
1 512
264
5.73
130 388
Evander 7
257
196
61
77
1 510
241
6.27
129 563
Evander 8
521
324
197
79
2 898
507
5.72
111 694
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
1 055
717
338
186
5 920
1 012
5.85
121 027
Bambanani
707
596
111
85
3 936
694
5.67
151 544
Joel
237
208
29
30
1 292
271
4.77
161 060
Virginia Operations
Harmony 2
215
192
23
24
1 191
342
3.47
161 062
Merriespruit 1
196
174
22
22
1 056
287
3.67
164 433
Merriespruit 3
173
168
5
18
959
294
3.26
175 147
Unisel
298
233
65
28
1 650
376
4.39
141 064
Brand 3
209
182
27
18
1 153
309
3.73
158 093
Brand 5
–
9
(9)
–
–
–
–
–
Total Virginia
Operations
1 091
958
133
110
6 009
1 608
4.00
167 522
Kalgold
412
214
198
5
2 249
1 146
1.96
95 323
Project Phoenix
140
66
74
3
778
4 791
0.16
84 396
Other entities
57
33
24
83
307
449
0.68
105 678
Total South Africa
6 549
4 955
1 594
1 568
36 273
13 074
2.77
136 608
Australia
PNG
–
–
–
760
–
–
–
–
Total Australia
–
–
–
760
–
–
–
–
Total Harmony
– Continuing
Operations
6 549
4 955
1 594
2 328
36 273
13 074
2.77
136 608

P 35
Cash
Cash
Discontinued operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled    Grade
Cost
South Africa
R million
R million
R million
R million
t’000
R/kg
Orkney 2
147
149
(2)
6
831
160
5.23
179 418
Orkney 4
110
145
(35)
9
637
195
3.27
227 978
Orkney 7
54
82
(28)
12
309
163
1.89
266 039
ARM surface
–
–
–
–
–
–
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
41
93
(52)
4
260
78
3.33
355 654
Cooke 1
239
178
61
12
1 315
226
5.81
135 441
Cooke 2
271
159
112
26
1 494
260
5.75
106 500
Cooke 3
388
257
131
79
2 123
420
5.05
121 169
Cooke plant operations
158
96
62
2
855
1 817
0.47
112 320
Total South Africa
1 408
1 159
249
150
7 824
3 319
2.55
148 222
Australia
Mt Magent
408
301
107
28
2 398
876
2.73
125 488
South Kal
138
105
33
92
864
433
2.00
120 812
Total Australia
546
406
140
120
3 262
1 309
2.49
124 285
Total Harmony
– Discontinued
Operations
1 954
1 565
389
270
11 086
4 628
2.40
141 165
Total Harmony
8 503
6 520
1 983
2 598
47 359
17 702
2.68
137 674

P 36
DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2007 (Rand/Metric)
Cash
Cash
Continuing
operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled    Grade
Cost
South Africa
R million
R million
R million
R million
t’000
R/kg
Tshepong
1 144
600
544
138
7 834
1 270
6.17
76 553
Phakisa
–
–
–
177
–
–
–
–
Doornkop
201
142
59
188
1 378
412
3.34
102 803
Elandsrand
653
537
116
190
4 449
764
5.83
120 650
Target
482
194
288
74
3 278
596
5.50
59 173
Masimong
514
361
153
83
3 505
723
4.85
103 059
Evander operations
Evander 5
193
147
46
30
1 307
271
4.82
112 337
Evander 7
199
189
10
60
1 350
297
4.54
140 369
Evander 8
404
238
166
56
2 741
571
4.80
86 753
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
796
574
222
146
5 398
1 139
4.74
106 354
Bambanani
784
634
150
93
5 354
1 025
5.22
118 483
Joel
320
184
136
23
2 184
399
5.47
84 043
Virginia operations
Harmony 2
149
143
6
24
1 005
344
2.93
142 340
Merriespruit 1
174
117
57
19
1 180
320
3.69
98 944
Merriespruit 3
154
117
37
17
1 044
306
3.41
112 024
Unisel
269
160
109
29
1 836
419
4.38
87 282
Brand 3
154
120
34
7
1 051
308
3.41
114 571
Brand 5
3
7
(4)
–
21
10
2.12
342 279
Total Virginia
Operations
903
664
239
96
6 137
1 707
3.59
108 291
Kalgold
192
147
45
2
1 316
1 304
1.01
111 339
Project Phoenix
71
33
38
–
485
1 410
0.34
67 584
Other entities
25
3
22
70
114
226
0.50
27 620
Total South Africa
6 085
4 073
2 012
1 280
41 432
10 975
3.78
98 288
Australia
PNG
–
–
–
247
–
–
–
–
Total Australia
–
–
–
247
–
–
–
–
Total Harmony
– Continuing
Operations
6 085
4 073
2 012
1 527
41 432
10 975
3.78
98 288

P 37
Cash
Cash
Discontinued                                        operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled    Grade
Cost
South Africa
R million
R million
R million
R million
t’000
R/kg
Orkney 2
177
143
34
25
1 218
213
5.72
117 497
Orkney 3
–
–
–
–
–
–
–
–
Orkney 4
168
148
20
29
1 156
286
4.04
127 778
Orkney 7
73
64
9
35
504
163
3.08
126 070
ARM surface
1
–
1
–
4
1
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
72
93
(21)
8
495
162
3.05
188 497
Cooke 1
266
174
92
10
1 815
292
6.23
95 821
Cooke 2
208
159
49
17
1 427
268
5.32
111 614
Cooke 3
327
240
87
64
2 245
435
5.16
107 176
Cooke Plant Operations
54
22
32
–
365
338
1.07
61 525
Total South Africa
1 346
1 043
303
188
9 229
2 158
4.27
113 114
Australia
Mt Magent
489
371
118
95
3 405
1 311
2.60
108 904
South Kal
310
228
82
48
2 140
960
2.23
106 551
Total Australia
799
599
200
143
5 545
2 271
2.44
107 996
Total Harmony
– Discontinued
Operations
2 145
1 642
503
331
14 774
4 429
3.34
111 200
Total Harmony
8 230
5 715
2 515
1 858
56 206
15 404
3.65
101 680

P 38 P 39
OPERATING RESULTS – CONTINUING OPERATIONS (US$/Imperial)
Underground production – South Africa Surface production – South Africa International production
Total SA South Total
Doorn- Elands- Evander Virgina Under- Kalgold Project Other Total SA African Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Bambanani Joel Operations ground Surface Phoenix Surface Surface Total PNG national Total
Ore milled – t’000 Mar-08 359 10 82 236 170 178 307 173 100 518 2 133 429 1 754 233 2 416 4 549 – – 4 549
Dec-07 428 7 135 104 176 224 399 330 109 622 2 534 464 1 790 115 2 369 4 903 – – 4 903
Gold Produced – oz Mar-08 64 012 1 704 5 916 34 240 18 165 24 756 48 226 34 273 13 439 54 334 299 065 23 406 6 848 3 343 33 597 332 662 – – 332 662
Dec-07 70 796 579 12 603 18 519 23 309 29 096 69 960 51 280 14 629 68 513 359 284 27 585 8 616 3 279 39 480 398 764 – – 398 764
Yield – oz/t Mar-08 0.18 0.17 0.07 0.15 0.11 0.14 0.16 0.20 0.13 0.10 0.14 0.05 0.00 0.01 0.01 0.07 – – 0.07
Dec-07 0.17 0.08 0.09 0.18 0.13 0.13 0.18 0.16 0.13 0.11 0.14 0.06 0.00 0.03 0.02 0.08 – – 0.08
Cash Operating Costs – $/oz Mar-08 452 455 1 245 664 647 703 599 664 690 717 631 409 394 475 412 609 – – 609
Dec-07 495 922 664 1 065 503 829 535 649 712 704 637 379 409 449 391 613 – – 613
Cash Operating Costs – $/t Mar-08 81 78 90 96 69 98 94 132 93 75 89 22 2 7 6 45 – – 45
Dec-07 82 76 62 190 67 108 94 101 96 78 90 23 2 13 7 50 – – 50
Working Revenue ($’000) Mar-08 59 880 1 593 5 724 33 087 16 904 23 379 46 018 31 532 12 797 51 595 282 509 21 920 6 541 3 181 31 642 314 151 – – 314 151
Dec-07 54 976 441 10 035 14 533 18 083 22 889 53 676 39 859 11 453 53 946 279 891 21 509 6 751 2 606 30 866 310 757 – – 310 757
Cash Operating Costs ($’000) Mar-08 28 931 776 7 364 22 723 11 755 17 397 28 897 22 759 9 274 38 951 188 827 9 568 2 701 1 588 13 857 202 684 – – 202 684
Dec-07 35 028 534 8 365 19 728 11 723 24 127 37 405 33 256 10 422 48 243 228 831 10 443 3 521 1 471 15 435 244 266 – – 244 266
Cash Operating Profit ($’000) Mar-08 30 949 817 (1 640) 10 364 5 149 5 982 17 121 8 773 3 523 12 644 93 682 12 352 3 840 1 593 17 785 111 467 – – 111 467
Dec-07 19 948 (93) 1 670 (5 195) 6 360 (1 238) 16 271 6 603 1 031 5 703 51 060 11 066 3 230 1 135 15 431 66 491 – – 66 491
Capital Expenditure ($’000) Mar-08 5 807 9 855 11 243 11 203 10 962 3 402 7 174 2 895 1 130 3 849 67 520 121 48 2 448 2 617 70 137 43 646 43 646 113 783
Dec-07 7 392 8 946 13 884 8 329 7 342 4 799 9 358 5 683 1 523 5 757 73 013 300 351 5 136 5 787 78 800 40 624 40 624 119 424
Evander operations – Evander 5, Evander 7 and Evander 8
Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

P 40 P 41
OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (US$/Imperial)
Underground production – South Africa Surface production – South Africa International production
Rand- Virgina Total SA Cooke South Total
Doorn- Elands- Evander fontein Bamba- Opera- Under- Kalgold Project plant Other Total SA Africa Inter- Harmony
Tshepong Phakisa kop rand Target Masimong OperationsOperations nani Joel tions St Helena ARMgold ground Surface Phoenix Operations Surface Surface Total  Australia PNG national Total
Ore milled – t’000 Mar-08 359 10 82 236 170 178 307 305 173 100 518 – 119 2 557 429 1 754 711 233 3 127 5 684 38 – 38 5 722
Dec-07 428 7 135 104 176 224 399 340 330 109 622 28 233 3 135 464 1 790 726 115 3 095 6 230 665 – 665 6 895
Gold Produced – oz Mar-08 64 012 1 704 5 916 34 240 18 165 24 756 48 226 43 532 34 273 13 439 54 334 – 9 645 352 242 23 406 6 848 8 841 3 343 42 438 394 680 1 800 – 1 800 396 480
Dec-07 70 796 579 12 603 18 519 23 309 29 096 69 960 51 762 51 280 14 629 68 513 2 701 23 824 437 571 27 585 8 616 9 902 3 279 49 382 486 953 62 565 – 62 565 549 518
Yield – oz/t Mar-08 0.18 0.17 0.07 0.15 0.11 0.14 0.16 0.14 0.20 0.13 0.10 0.00 0.08 0.14 0.05 0.00 0.01 0.01 0.01 0.07 0.05 – 0.05 0.07
Dec-07 0.17 0.08 0.09 0.18 0.13 0.13 0.18 0.15 0.16 0.13 0.11 0.10 0.10 0.14 0.06 0.00 0.01 0.03 0.02 0.08 0.09 – 0.09 0.08
Cash Operating Costs – $/oz Mar-08 452 455 1 245 664 647 703 599 570 664 690 717 – 1 345 648 409 394 598 475 451 627 2 139 – 2 139 633
Dec-07 495 922 664 1 065 503 829 535 559 649 712 704 1 934 837 647 379 409 521 449 417 623 454 – 454 604
Cash Operating Costs – $/t Mar-08 81 78 90 96 69 98 94 81 132 93 75 – 109 89 22 2 7 7 6 44 101 – 101 44
Dec-07 82 76 62 190 67 108 94 85 101 96 78 187 86 90 23 2 7 13 7 49 43 – 43 48
Working Revenue ($’000) Mar-08 59 880 1 593 5 724 33 087 16 904 23 379 46 018 42 010 31 532 12 797 51 595 4 9 246 333 769 21 920 6 541 8 413 3 181 40 055 373 824 4 014 – 4 014 377 838
Dec-07 54 976 441 10 035 14 533 18 083 22 889 53 676 41 280 39 859 11 453 53 946 2 052 18 928 342 151 21 509 6 751 7 783 2 606 38 649 380 800 47 955 – 47 955 428 755
Cash Operating Costs ($’000) Mar-08 28 931 776 7 364 22 723 11 755 17 397 28 897 24 818 22 759 9 274 38 951 1 541 12 969 228 155 9 568 2 701 5 287 1 588 19 144 247 299 3 851 – 3 851 251 150
Dec-07 35 028 534 8 365 19 728 11 723 24 127 37 405 28 945 33 256 10 422 48 243 5 225 19 936 282 937 10 443 3 521 5 162 1 471 20 597 303 534 28 396 – 28 396 331 930
Cash Operating Profit ($’000) Mar-08 30 949 817 (1 640) 10 364 5 149 5 982 17 121 17 192 8 773 3 523 12 644 (1 537) (3 723) 105 614 12 352 3 840 3 126 1 593 20 911 126 525 163 – 163 126 688
Dec-07 19 948 (93) 1 670 (5 195) 6 360 (1 238) 16 271 12 335 6 603 1 031 5 703 (3 173) (1 008) 59 214 11 066 3 230 2 621 1 135 18 052 77 266 19 559 – 19 559 96 825
Capital Expenditure ($’000) Mar-08 5 807 9 855 11 243 11 203 10 962 3 402 7 174 5 401 2 895 1 130 3 849 22 (1) 72 942 121 48 254 2 448 2 871 75 813 8 43 646 43 654 119 467
Dec-07 7 392 8 946 13 884 8 329 7 342 4 799 9 358 5 201 5 683 1 523 5 757 123 144 78 481 300 351 85 5 136 5 872 84 353 4 153 40 624 44 777 129 130
Evander operations – Evander 5, Evander 7 and Evander 8
Randfontein operations – Cooke 1, Cooke 2 and Cooke 3
Virgina operations – Harmony 2, Merriespruit 1&3, Unisel and Brand

P

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (US$)
Quarter ended Nine months ended
March December March March March
2008 2007 2007 2008 2007
*
*
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
314 311 287 923 841
Production cost (203) (244) (185) (698) (563)
Amortisation and depreciation (26) (34) (26) (87) (75)
Corporate expenditure (7) (10) (6) (28) (22)
Exploration expenditure (7) (6) (3) (20) (15)
Care and maintenance costs of restructured shafts (3) (1) (1) (6) (6)
Employment termination and restructuring costs (12) (11) – (23) –
Share based compensation (1) (1) (2) (3) (5)
Gain/(loss) on financial instruments 1 (2) (3) (1) 2
Provision for doubtful debt (1) (11) – (11) –
Other (expenses)/income – net (2) (1) 3 (6) 13
Operating profit/(loss) 53 (10) 64 40 170
Loss from associates (1) – – (1) (2)
Mark-to-market of listed investments – – 4 5 11
Profit/(loss) on sale of listed investments – – – (65) –
Profit on sale of investment in associate – – – – 33
Investment income 7 11 4 27 14
Finance cost (16) (20) (14) (54) (39)
Profit/(loss) before taxation 43 (19) 58 (48) 187
Taxation (21) (8) (15) (29) (47)
Net profit/(loss) from continuing operations 22 (27) 43 (77) 140
Discontinued operations
Profit/(loss) from discontinued operations
11 33 (9) 41 (1)
Profit/(loss) on the sale of assets 13 (8) – 4 –
(Loss)/profit from measurement to fair value less cost to sell – 10 – 8 –
Net profit/(loss) 46 8 34 (24) 139
Earnings/(loss) per share from continuing operations
attributable to the equity holders of the company during
the year (cents)
– Basic earnings/(loss)
6 (7) 11 (19) 35
– Headline earnings/(loss) 6 (6) 11 (5) 24
– Fully diluted earnings/(loss) 6 (7) 11 (19) 35
Earnings/(loss) per share from discontinuing operations
attributable to the equity holders of the company during
the year (cents)
– Basic earnings/(loss)
6 9 (2) 13 (1)
– Headline earnings/(loss) 3 8 (3) 9 (1)
– Fully diluted earnings/(loss) 6 9 (2) 13 (1)
Total earnings/(loss) per share from all operations
attributable to the equity holders of the company during
the year (cents)
– Basic earnings/(loss)
12 2 9 (6) 35
– Headline earnings/(loss) 8 2 8 4 23
– Fully diluted earnings/(loss) 12 2 9 (6) 35
The currency conversion rates average for the quarters ended: March 2008: US$1 = R7.43 (December 2007: US$1 = R6.77,
March 2007: US$1=R7.24)
The currency conversion rates average for the nine months ended: March 2008: US$1 = R7.10 (March 2007: US$1=R7.23)
* The comparative figures were adjusted to exclude further discontinued operations and interest capitalised, but not adjusted for approximately US$34.5 million in cost, relating to the March 2007 quarter that was only captured in the June 2007 quarter, as previously reported.

P

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (US$)
At                     At
At
March December June
2008 2007 2007
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment
3 243 3 664 3 481
Intangible assets 304 336 328
Restricted cash 10 12 1
Investments in financial assets 174 204 197
Investments in associates 42 1 1
Deferred income tax 333 359 330
Trade and other receivables 1 6 13
4 107 4 582 4 351
Current assets
Inventories
80 103 105
Investments in financial assets – – 353
Trade and other receivables 122 124 130
Income and mining taxes 7 6 11
Restricted cash – – 39
Cash and cash equivalents 42 62 101
251 295 739
Non-current assets classified as held for sale 211 292 182
462 587 921
Total assets 4 569 5 169 5 272
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 176 3 743 3 641
Other reserves 90 12 (50)
Accumulated loss (218) (310) (228)
3 048 3 445 3 363
Non-current liabilities
Borrowings
236 274 248
Deferred income tax 652 757 715
Provisions for other liabilities and charges 132 158 173
1 020 1 189 1 136
Current liabilities
Trade and other payables
88 100 212
Income and mining taxes 24 11 7
Provisions and accrued liabilities 32 32 38
Borrowings 247 291 406
Bank overdraft – – 31
Shareholders for dividends 1 1 1
392 435 695
Liabilities directly associated with non-current assets classified as held for sale 109 100 78
501 535 773
Total equity and liabilities 4 569 5 169 5 272
Number of ordinary shares in issue 402 818 020 400 196 978 399 608 384
Net asset value per share (cents) 757 861 842
Balance sheet converted at conversion rate of US$1 = R8.14 (December 2007: R6.86) (June 2007: R7.04)

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (US$)
Issued share
Other     Accumulated
capital reserves loss Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2007 (as previously reported) 3 148 (43) (206) 2 899
Change in accounting policy for the capitalisation
of interest on assets under construction
– – 9 9
Balance – 30 June 2007 (restated) 3 148 (43) (197) 2 908
Issue of share capital 28 – – 28
Currency translation adjustment and other – 133 – 133
Net loss – – (21) (21)
Balance as at 31 March 2008 3 176 90 (218) 3 048
Balance – 30 June 2006 (as previously reported) 3 496 (37) (276) 3 183
Change in accounting policy for the capitalisation
of interest on assets under construction
– – 7 7
Balance – 30 June 2006 (restated) 3 496 (37) (269) 3 190
Issue of share capital 14 – – 14
Currency translation adjustment and other – 26 – 26
Net profit – – 137 137
Balance as at 31 March 2007 3 510 (11) (132) 3 367

P

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (US$)
Three months ended Nine months ended
March December March March
2008 2007 2008 2007
US$ million
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash generated/(utilised) by operations
107 (56) 66 203
Interest and dividends received 9 11 29 16
Interest paid (17) (17) (42) (20)
Income and mining taxes paid (6) (1) (9) –
Cash generated/(utilised) by operating activities 93 (63) 44 199
Cash flow from investing activities
Decrease/(increase) in restricted cash
3 (10) 31 –
Net proceeds on disposal of listed investments – – 184 31
Net additions to property, plant and equipment (119) (109) (345) (244)
Other investing activities 1 10 3 (9)
Cash utilised by investing activities (115) (109) (127) (222)
Cash flow from financing activities
Long-term loans raised
– 1 303 21
Long-term loans repaid – – (254) –
Ordinary shares issued – net of expenses 5 1 9 14
Cash generated by financing activities 5 2 58 35
Foreign currency translation adjustments (3) 5 (2) (4)
Net (decrease)/increase in cash and equivalents (20) (165) (27) 8
Cash and equivalents – beginning of period 63 228 70 127
Cash and equivalents – end of period 43 63 43 135
Operating activities translated at average rates of: Three months ended March 2008: US$1 = R7.43 (December 2007
US$1 = R6.77) Nine months ended March 2008: US$1 = R7.10 (March 2007: US$ = R7.23)
Closing balance translated at closing rates of: March 2008: US$1 = R8.14 (December 2007:US$1 = R6.86, March 2007:
US$1 = R7.29)

P 46
DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2008 (US$/Imperial)
Cash
Cash
Continuing
operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million      US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Tshepong
167
98
69
20
210 201
1 213
0.173
467
Phakisa
2
1
1
28
2 283
17
0.138
579
Doornkop
25
25
–
35
33 115
356
0.093
742
Elandsrand
87
76
11
31
109 119
659
0.166
701
Target
50
36
14
23
63 594
511
0.124
570
Masimong
70
68
2
12
89 089
668
0.134
764
Evander Operations
Evander 5
39
28
11
4
48 613
291
0.167
571
Evander 7
36
28
8
11
48 547
266
0.183
568
Evander 8
73
46
27
11
93 172
559
0.167
489
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
148
102
46
26
190 332
1 116
0.171
530
Bambanani
100
84
16
12
126 545
765
0.165
664
Joel
33
29
4
4
41 539
298
0.139
706
Virginia Operations
Harmony 2
30
27
3
3
38 291
377
0.101
706
Merriespruit 1
28
24
4
3
33 952
316
0.107
720
Merriespruit 3
24
24
–
3
30 832
324
0.095
767
Unisel
42
33
9
4
53 048
415
0.128
618
Brand 3
29
26
3
3
37 070
341
0.109
693
Brand 5
–
1
(1)
–
–
–
–
–
Total Virginia
Operations
153
135
18
16
193 193
1 773
0.109
698
Kalgold
58
30
28
1
72 307
1 264
0.057
418
Project Phoenix
20
9
11
–
25 013
5 283
0.005
370
Other entities
10
5
5
13
9 869
496
0.020
463
Total South Africa
923
698
225
221   1 166 199
14 419
0.081
598
Australia
PNG
–
–
–
107
–
–
–
–
Total Australia
–
–
–
107
–
–
–
–
Total Harmony
– Continuing
Operations
923
698
225
328    1 166 199
14 419
0.081
598

P 47
Cash
Cash
Discontinued operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million     US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Orkney 2
21
21
–
1
26 717
176
0.152
786
Orkney 4
15
20
(5)
1
20 480
215
0.095
999
Orkney 7
8
12
(4)
2
9 935
180
0.055
1 166
ARM surface
–
–
–
–
–
–
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
6
13
(7)
1
8 359
86
0.097
1 558
Cooke 1
34
25
9
2
42 278
249
0.170
593
Cooke 2
38
22
16
4
48 033
287
0.168
467
Cooke 3
55
36
19
11
68 256
463
0.147
531
Cooke Plant Operations
22
14
8
–
27 488
2 003
0.014
492
Total South Africa
199
163
36
22
251 546
3 659
0.069
649
Australia
Mt Magent
57
42
15
4
77 097
966
0.080
550
South Kal
19
15
4
13
27 778
477
0.058
529
Total Australia
76
57
19
17
104 875
1 443
0.073
544
Total Harmony
– Discontinued
Operations
275
220
55
39
356 421
5 102
0.070
618
Total Harmony
1 198
918
280
367   1 522 620
19 521
0.078
603

P 48
DETAILED OPERATING INFORMATION YEAR TO DATE ENDED 31 MARCH 2007 (US$/Imperial)
Cash
Cash
Continuing
operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million     US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Tshepong
158
83
75
19
251 881
1 400
0.180
329
Phakisa
–
–
–
24
–
–
–
–
Doornkop
28
20
8
26
44 307
455
0.097
442
Elandsrand
90
74
16
26
143 035
842
0.170
519
Target
67
27
40
10
105 372
657
0.160
255
Masimong
71
50
21
11
112 680
798
0.141
443
Evander Operations
Evander 5
27
20
7
4
42 019
299
0.141
483
Evander 7
28
26
2
8
43 390
328
0.132
604
Evander 8
56
33
23
8
88 125
629
0.140
373
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
111
79
32
20
173 534
1 256
0.138
457
Bambanani
109
87
22
13
172 130
1 130
0.152
510
Joel
44
25
19
3
70 203
440
0.160
361
Virginia Operations
Harmony 2
21
20
1
3
32 298
378
0.085
612
Merriespruit 1
24
16
8
3
37 932
353
0.108
426
Merriespruit 3
21
16
5
2
33 576
338
0.099
482
Unisel
37
22
15
4
59 025
463
0.128
375
Brand 3
21
17
4
1
33 778
340
0.099
493
Brand 5
–
1
(1)
–
673
11
0.062
1 472
Total Virginia
Operations
124
92
32
13
197 282
1 883
0.105
466
Kalgold
27
20
7
–
42 321
1 438
0.029
479
Project Phoenix
10
5
5
–
15 592
1 553
0.010
291
Other entities
2
1
1
12
3 726
244
0.015
119
Total South Africa
841
563
278
177    1 332 063
12 096
0.110
423
Australia
PNG
–
–
–
34
–
–
–
–
Total Australia
–
–
–
34
–
–
–
–
Total Harmony
– Continuing
Operations
841
563
278
211    1 332 063
12 096
0.110

P 49
Cash
Cash
Discontinued                                        operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million      US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Orkney 2
25
20
5
4
39 162
235
0.167
505
Orkney 3
–
–
–
–
–
–
–
–
Orkney 4
23
20
3
4
37 181
316
0.118
550
Orkney 7
10
9
1
5
16 202
180
0.090
542
ARM surface
–
–
–
–
125
1
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
10
13
(3)
1
15 905
179
0.089
811
Cooke 1
37
24
13
1
58 353
321
0.182
412
Cooke 2
29
22
7
2
45 877
296
0.155
480
Cooke 3
45
33
12
9
72 193
480
0.151
461
Cooke Plant Operations
7
3
4
–
11 736
374
0.031
265
Total South Africa
186
144
42
26
296 734
2 382
0.125
487
Australia
Mt Magent
67
51
16
13
109 476
1 446
0.076
468
South Kal
43
32
11
7
68 794
1 058
0.065
458
Total Australia
110
83
27
20
178 270
2 504
0.071
465
Total Harmony
– Discontinued
Operations
296
227
69
46
475 004
4 886
0.097
478
Total Harmony
1 137
790
347
257   1 807 067
16 982
0.106

P 50
DEVELOPMENT RESULTS (Metric)
Quarter ended March 2008
Channel* Channel* Channel*
Reef Sampled
Width
Value
Gold
Metres
Metres
(Cm’s)
(g/t)   (Cmg/t)
Randfontein
VCR Reef
1,056
720
67
10.38
694
UE1A
1,103
1,006
203
4.21
855
E8 Reef
42
–
–
–
–
Kimberley Reef
169
117
246
7.67
1,886
E9GB Reef
249
107
58
15.55
895
All Reefs
2,618
1,950
148
5.83
860
Free State
Basal
1,404
1,026
56
15.31
859
Leader
761
706
180
6.26
1,125
A Reef
371
302
93
7.33
682
Middle
–
20
119
7.40
881
B Reef
125
196
101
12.20
1,233
All Reefs
2,659
2,250
104
9.12
951
Evander
Kimberley Reef  1,085
987
88
15.36
1,353
Elandskraal
VCR Reef
336
346
137
16.50
2,253
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
–
161
409
10.02
4,099
Freegold JV
Basal
1,212
1,056
37
35.63
1,303
Beatrix
239
216
96
13.29
1,280
Leader
–
–
–
–
–
B Reef
91
90
58
14.26
823
All Reefs
1,542
1,362
47
26.72
1,267
DEVELOPMENT RESULTS (Imperial)
Quarter ended March 2008
Channel* Channel* Channel*
Reef Sampled
Width
Value
Gold
Feet
Feet
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
3,465
2,362
26
0.31
8
UE1A
3,618
3,301
80
0.13
10
E8 Reef
139
–
–
–
–
Kimberley Reef
553
384
97
0.23
22
E9GB Reef
816
351
23
0.43
10
All Reefs
8,590
6,398
58
0.17
10
Free State
Basal
4,605
3,366
22
0.45
10
Leader
2,495
2,316
71
0.18
13
A Reef
1,216
991
37
0.21
8
Middle
–
66
47
0.22
10
B Reef
408
643
40
0.35
14
All Reefs
8,725
7,382
41
0.27
11
Evander
Kimberley Reef  3,560
3,238
35
0.44
16
Elandskraal
VCR Reef
1,102
1,135
54
0.48
26
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
–
528
161
0.29
47
Freegold JV
Basal
3,977
3,465
14
1.07
15
Beatrix
784
709
38
0.39
15
Leader
–
–
–
–
–
B Reef
298
295
23
0.41
9
All Reefs
5,060
4,469
19
0.77
15
*The totals for these columns are the weighted average figure and not the sum thereof.
Mineral Resources and Ore Reserves
No material changes were made to Harmony’s Mineral Resources and Ore Reserves for the quarter ended December 2007. Taking into account the last six months’ depletion of reserves, the Harmony Mineral Resources and Ore Reserves as stated in Harmony
2007 annual report are an accurate reflection of the company’s current position. The Mineral Resources and Ore Reserves are comprehensively audited by a team of internal competent persons that operate independently from the operating units.

P
51
CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott, J A Chissano*
†
,
F T De Buck*, Dr D S Lushaba*
C Markus*, M Motloba*,
C M L Savage*, A J Wilkens*
Dr C Diarra*, K V Dicks*
(*non-executive)
(
†
Mozambique)
Further Information
Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

P 52
NOTES
PRINTED BY INCE (PTY) LIMITED
REF W2CF05071

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 08 May, 2008
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Interim Chief Financial Officer